RECAPTURIT, INC

Online marketplace exclusively for reclaimed and salvaged building materials.



recapturit.com Seattle, WA

Technology Marketplace Ecommerce Mobile Apps

Highlights

1. Small Business Sellers are already on marketplace. Products are being loaded daily.
2. Founding Team experienced in Ecommerce, Startups, Business Ownership, Construction, and Architecture
3. Revenue generated from commissions; 7.5-17.5%, subscription fees; $0-$79, and referral payments.
4. US Market of $6.5 Billion and growing.
5. Building relationships with "super buyers" to foster repeat business and consistent revenue.

Our Team



Lawrence M. LaMotte Founder / CEO

- 25 years of experience in architecture, construction, and facilities management. - 32 years of contiguous small business ownership.

Stewardship is our Purpose. Larry LaMotte felt the pain of wasting perfectly good resources in much of his career. So, he combined his entrepreneurial spirit with his architectural and construction knowledge to create ReCapturit, to take on the largest waste source there is. ReCapturit's Team shares this zest to combat waste.



John Harlow Chief Financial Officer

- 25 years construction industry expertise - Leadership in operations, business development, and general management - Successful international startup experience



Amber Barbee Marketing & Communications Director

- 20+ years in ecommerce marketing management, specializing in small business, ecommerce, and start ups. - 6 years small business ownership



Wendy Kramer Director of Technology

- 20+ years of IT Management - 12+ years owning IT Consulting/Management business.



Aaron Boysen Business Development Manager

- 10 years of an experience as engineer with specialization in operations and technical support - 6 years of experience B2B product marketing, economic/financial analysis, and business development. - BS in Engineering, MBA in Entrepreneurship



Ann Wendell Knowledge and Community Specialist

- 20+ years in Competitive Intelligence, Market Research, and Knowledge Management - Published author



Kat Ralbovsky Operations Manager

- 8 years customer engagement and user experience - Commercial construction supervision



Ellen Kwor Seller Onboarding & Support

- 20 years of business development and project management - Website management

Pitch



The **Online Marketplace for Buying and Selling Recaptured Building Materials and Architectural Salvage**



September 26, 2022

Slide 1: The Problem

UNBELIEVABLE WASTE!

You thought we threw away a lot at home and at work… HA!

Look at ***Construction & Demolition Waste***!



Satellites!
150 MILES HIGH
Construction & Demolition Waste - U.S. Annually
75 MILES HIGH
Municipal Waste - U.S. Annually
8
Airliners
FOOTBALL FIELD 300' x 160'
MUNICIPAL 300' x 160' x 75 MILES HIGH!
C & D WASTE 300' x 160' x 150 MILES HIGH!

Slide 2: The Opportunity

"My job as an entrepreneur is to consistently turn scarcity into abundance." – Peter Diamandis

Confusion…		Clarity
Complexity…	into	Simplicity
Scattered…		Focused





SUPPLY
DEMAND



Slide 3: Customers and "Where We Are"

"The thinking that got us to where we are is not the thinking that will get us to where we want to be." - Albert Einstein



Buyers / Demand
Sellers / Supply
Building Owners
Status Quo
Architect Interior Designers
Home Owners
We WANT sustain-able!
"We can't get it!"
Same old Vendors
Only New Product / Materials
This is just how we do it!
Arch'l Salvage Dealers
Low-tech
Used Lumber Dealers
Scattered
Upcyclers
Not connected
Diffuse focus
Remodel-ers
Construc-tion Co's

Slide 4: The Solution

We connect eager **Buyers** with scattered **Sellers** - like a Farmers' Market - only our marketplace is *ONLINE!*



Shoppers
Farmers
Farmers Market
Buyers
Sellers
ReCapturit Marketplace



Slide 5: Built and Run by The Team

Larry LaMotte

John Harlow



Founder | CEO
- Arch'l Designer, B. Arch.
- E-comm, Const, Networks
- Founded 6 businesses / 1 exit



CFO
- Ops | Bus Dev |GM
- Construction Mgmt.
- International startup



Amber Barbee
Mktg & Comm Director
- Mktg | Sales | Bus Dev
- E-comm Mktg Mgmt



Wendy Kramer
Director of Technology
- 20-year IT mgmt
- 12-year owner IT practice



Shane (Kat) Ralbovsky
Customer Service Mgr
- Customer Svc + UX
- Comm'l Const Mgmt



Aaron Boysen
Bus Dev Manager
- Aerospace Eng'r + MBA
- Strategy | Analysis | Mktg



Ann Wendell
Knowledge + Community
- UX | Content | Resources
- Author | Researcher



Ellen Kwor
Seller Onboarding
- 20 yrs Bus Dev + PM
- Website Management

Slide 6: Current Competitive Landscape

ReCapturit



LOW
CONVENIENCE
HIGH
HIGH
RELEVANCE:
AUDIENCE + PRODUCTS + SELECTION
LOW
Used Lumber Sellers
Upcycled Mat'ls Sellers
Architectural Salvage Stores
Reclaimed Bldg Matl's Stores
ReCapturit
Chairish
The Local Vault
Regional Marketplaces / Rheaply
1st Dibs
Pre-demolition Notices
Antique Stores
Construction Sites
3 Etsy
Pinterest
Instagram
1 EBay
Amazon
2 Facebook Marketplace
Websites w/ transaction
Websites w/o transaction
Craig's List
NextDoor
Yard Sales
Flea Markets
Dumpster Diving
OFFLINE
ONLINE

Slide 7: The Financial Opportunity

ReCapturit



TAM: Total Available Market – Sellable Reusable Materials
SAM: Serviceable Available Market – Estimated Sales
SOM: Serviceable Obtainable Market – ReCapturit GMV
TAM : $6.5B US
SAM: $1.7B US
SOM: $312k US
2022 - US
TAM : $7B US
SAM: $2.5B US
SOM: $61M US
3 Year - US
TAM: $135B Global
TAM : $8.87B US
SAM: $7B US
US + Global SOM
7 Year - Global

Customer Lifetime Value: Seller



PROJECTED REVENUE / EBIDTA
$7M
$6M

Low: $0 Mid: $882 High: $6636

Customer Lifetime Value: Buyer

Low: $450 Mid: $72K High: $840K

Customer Acquisition Cost:

Now: $393.33 Target: TBD



$5M
$4M
$3M
$2M
$1M
$0
-$1M
-$2M
Q1 22
Q2 22
Q3 22
Q4 22
Q1 23
Q2 23
Q3 23
Q4 23
Q1 24
Q2 24
Q3 24
Q4 24
REVENUE
EBIDTA

Forward looking projections cannot be guaranteed.

Slide 8: Business Model – 2-Sided Marketplace

"You can never change things by fighting the existing reality. To change something, build a new model that makes the old model obsolete." - R. Buckminster Fuller



We earn via:

- Commissions – **17% | 10% | 7.5%**
- Subscriptions – **$0/mo | $49/mo | $79/mo**
- Partner referrals (Ads and more soon)

Key features - Convenience:

- Purchase from multiple sellers at once
- 4 Shipping options built-in
- State Sales Tax: We collect / remit / file returns

Sellers:

- Be part of the Go-To-Resource, the future!
- We "stocked the shelves" first with their products
- Sellers risked their efforts on a promise
- They resisted loading more: "wait and see"
- With "evidence" of Sales and LOI's Sellers load more

Buyers:

- Convenient access saves time and effort
- Combined orders = larger projects possible
- Story of Origin™ = Provenance captured
- Search and source locally for less cost / travel
- Make product requests directly to Sellers

Slide 9: Achievements + Future Plans

Our Traction

- Letters of Intent:
  - $10k / month
  - $250k / month
- 30 SMB Sellers on board
- 1250 Products listed

Our Following

- Opted-in list – 1,857
- Podcasts – 6
- TV spots - 1
- Memberships / Alliances – 8
- LinkedIn Followers - 505

Our Future Plans and Goals

- **The BRICK™** - **B**uilding **R**esources for **I**nspiration, **C**ommunity, and **K**nowledge. Attracting, educating, and building community.
- **TDC™ - Transformation Distribution Centers™**. Salvage processing and selling warehouses where we process materials for commercial sale and develop best practices to improve the salvage ecosystem.
- **6 Super Buyers in 6 months** – A Super Buyer is a commercial Buyer purchasing regularly @ >/= $10,000 / month.
- **Automations** – Quicker product loading, on-boarding, and more.

Slide 10: Use of Funds + Info

Is it inevitable that our entrenched practices of "TAKE > MAKE > WASTE" will end?
Why not now?

- **Nine of our team invested cash.**
- **Pre-Seed** Round on **WeFunder** in **September 2022.**
- Seeking **$300,000** via **SAFE** Agreements.
- Terms and future investment available.



42% - **Marketing / Sales acceleration.**

27% - **Contractors**

26% - **Operations**

5% - **Technology**

Thank you!

EMAIL: InvestorInterest@ReCapturit.com

INFO: https://investors.recapturit.com/investors

The use of funds in this slide does not include the Wefunder intermediary fee of 6.5%.